                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the Month of March 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F
                             -----                      -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                      Yes                       No   X
                          -----                    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

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1.   SHINHAN BANK'S AND CHOHUNG BANK'S BOARD OF DIRECTORS RESOLVED TO CONVENE
GENERAL SHAREHOLDERS' MEETING FOR THE FISCAL YEAR OF 2004

On March 14, 2005, board of directors of Shinhan Bank and Chohung Bank respectively made a resolution to convene the annual general shareholders' meeting for the fiscal year of 2004 as follows:


< SHINHAN BANK >

1.   Date and Time      March 30, 2005 (Wednesday)      9 A.M., Seoul time.

2.   Venue              Meeting Room, 6th floor / Shinhan Bank,
                          120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea

3.   Agenda

     1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2004 (January 1, 2004 ~ December 31, 2004)

     2)   Approval of cancellation of common share with retained earnings

     3)   Approval of director remuneration pool

     4)   Appointment of directors


< CHOHUNG BANK >

1.   Date and Time      March 30, 2005         3 P.M., Seoul time.

2.   Venue              BOD Meeting Room, 8th floor / Chohung Bank,
                          14, 1Ga, Namdaemoon-ro, Jung-gu, Seoul, Korea

3.   Agenda

     1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2004 (January 1, 2004 ~ December 31, 2004).

     2)   Appointment of directors

     3)   Appointment of Audit Committee members

     4)   Approval of director remuneration pool

     5)   Approval of changes in previously granted stock options


2. SHINHAN BANK'S BOARD OF DIRECTORS RESOLVED TO REPURCHASE AND CANCEL 30,600,847 SHARES OF ITS COMMON STOCK WITH RETAINED EARNINGS

On March 14, 2005, the Board of Directors of Shinhan Bank resolved to repurchase and cancel certain number of its common stock currently held by us, Shinhan Financial Group and the

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100% holding company of Shinhan Bank. As of the date hereof, the total number of
Shinhan Bank's common stock outstanding is 244,806,782. Shinhan Bank will repurchase 30,600,847 shares of its common stock at KRW 12,000 per share, which is scheduled for March 30, 2005. This share repurchase and cancellation will be made from Shinhan Bank's retained earnings as required and permitted under applicable Korean law. This transaction is subject to the approval of Shinhan Bank's general shareholders' meeting scheduled for March 30, 2005. Once approved, Shinhan Bank plans to cancel the repurchased shares on March 31, 2005. After this transaction, Shinhan Bank's retained earnings will be reduced in proportion to the repurchase price while the amount of its capital stock on its balance sheet will remain unchanged.


3. CHOHUNG BANK'S BOARD OF DIRECTORS RESOLVED TO CANCEL STOCK OPTIONS GRANTED TO SEVERAL EXECUTIVES

On March 14, 2005, the board of directors of Chohung Bank decided to cancel stock options granted to the following executive officers under its Articles of Incorporation.

----------------------------------------------------------------------------------------------------------------------------------
                                                                    Cancelled # of
      Name                 Position             Date of Grant        Stock option               Reasons for cancellation
----------------------------------------------------------------------------------------------------------------------------------

Young Chang Hwang      Deputy President        March 25, 2004           30,000          Retirement with the person's own reason
----------------------------------------------------------------------------------------------------------------------------------
Chan Il Park           Deputy President        March 25, 2004            7,650          Retirement without the person's own reason
----------------------------------------------------------------------------------------------------------------------------------



4. CHOHUNG BANK'S BOARD OF DIRECTORS RESOLVED TO CHANGE TERMS AND CONDITIONS FOR THE STOCK OPTIONS GRANTED THROUGH 2000 TO 2004.

On March 14, 2005, the board of directors Chohung Bank ("CHB") resolved to change the terms and conditions for its stock options granted through 2000 to 2004. The resolution is subject to the approval of Chohung Bank's general shareholders' meeting scheduled for March 30, 2005.

1)   Rational for the Change

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With the delisting of Chohung Bank from the Korea Stock Exchange on July 2,
2004, terms and conditions for the stock option should be revised by redefining the market value of Chohung Bank's common stock.


2)   Details of the Change


--------------------------------------------------------------------------------------------------------------------------
                                             Before                                           After
--------------------------------------------------------------------------------------------------------------------------

Exercise method             Chohung Bank will, at its option, choose       To pay the grantees cash in an amount to the
                            between the following three methods;           difference between the market price and
                            1) to pay the grantees cash in an amount       exercise price.
                            to the difference between the market
                            price and exercise price.
                            2) to issue new shares
                            3) to reissue treasury shares
--------------------------------------------------------------------------------------------------------------------------
Calculation of Market       Using the market price of CHB common stock     Since the market price for CHB common stock is
Price (stock options                                                       not available, it should be calculated by using
granted through 2000                                                       the following formula
to 2004)                                                                   o  Market price of 1 share of CHB
                                                                              Common Stock = Market price of 1 share
                                                                              of Shinhan Financial Group ("SFG")
                                                                              Common Stock*
                                                                              0.1354
--------------------------------------------------------------------------------------------------------------------------
Exercise Condition          Applying the price growth rate of CHB          Applying the price growth rate of SFG Common
(stock options granted      common Stock                                   Stock
in 2004)
--------------------------------------------------------------------------------------------------------------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : March 15, 2005